Filed Pursuant to Rule 433
Registration No. 333-164903
February 16, 2010
NEWS RELEASE

Contact: Investor Relations 708.483.1300 Ext 1331
TreeHouse Announces $400 Senior Notes Offering to Fund Sturm Foods Acquisition
Westchester, IL, February 16, 2010 — TreeHouse Foods, Inc. (NYSE: THS) announced today that it intends to offer, subject to market and other conditions, $400 million of senior unsecured notes due 2018 in an underwritten public offering. The offering will be made pursuant to a shelf registration statement filed with the Securities and Exchange Commission on February 16, 2010, which has been declared effective, and a prospectus supplement to TreeHouse’s prospectus, dated February 16, 2010, filed with the shelf registration statement.
TreeHouse will use the net proceeds of the notes offering to fund, in part, the previously announced and pending acquisition of Sturm Foods, Inc. TreeHouse expects to close the acquisition of Sturm Foods in March, 2010. The notes offering will close concurrently with the acquisition of Sturm Foods, Inc. TreeHouse intends to finance the remaining portion of the acquisition of Sturm Foods through a draw-down on its existing credit facility as well as an underwritten public offering of common stock, pursuant to a separate prospectus supplement, following the pricing of the notes offering. BofA Merrill Lynch and Wells Fargo Securities, LLC are acting as joint book-running managers for the notes offering.
Copies of the preliminary prospectus relating to the notes offering may be obtained, when available, from BofA Merrill Lynch, Attention: Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001 (1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com) or Wells Fargo Securities, LLC, Attention: High Yield Capital Markets, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0604.
TreeHouse has filed a registration statement (including a prospectus and, with regard to the notes offering, a preliminary prospectus supplement dated February 16, 2010) with the Securities and Exchange Commission for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TreeHouse has filed with the Securities and Exchange Commission for more complete information about TreeHouse and the offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, TreeHouse, any underwriter or any dealer participating in the offerings will arrange to send you the relevant prospectus, when available, if you request it by calling TreeHouse’s Investor Relations department at 708-483-1300 Ext 1331.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities of TreeHouse, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification.
ABOUT TREEHOUSE FOODS
TreeHouse is a food manufacturer servicing primarily the retail grocery and foodservice channels. Its products include non-dairy powdered coffee creamer; canned soup, salad dressings and sauces; salsa and Mexican sauces; jams and pie fillings under the E.D. Smith brand name; pickles and related products; infant feeding products; and other food products including aseptic sauces, refrigerated salad dressings, and liquid non-dairy creamer. TreeHouse believes it is the largest manufacturer of pickles and non-dairy powdered creamer in the United States and the largest manufacturer of private label salad dressings in the United States and Canada based on sales volume.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking statements.” Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “should,” “could,” “expects,” “seek to,” “anticipates,” “plans,” “believes,” “estimates,” “intends,” “predicts,” “projects,” “potential” or “continue” or the negative of such terms and other comparable terminology. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause TreeHouse’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. TreeHouse’s Form 10-K for the year ended December 31, 2010 and the prospectus (including any prospectus supplements) related to the offerings discuss some of the factors that could contribute to these differences. You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. TreeHouse expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in its expectations with regard thereto, or any other change in events, conditions or circumstances on which any statement is based.